UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549


FORM 8-K


Current Report Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) January 20, 2006

THE WASHINGTON POST COMPANY
Exact name of registrant as specified in its charter)

| Delaware | 1-6714 | 53-0182885 |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification No.) |


| 1150 15th Street, N.W. | 20071 |
|---|---|
| Washington, D.C. | (Zip Code) |
| (Address of principal executive offices) | |


(202) 334-6000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to
simultaneously satisfy the filing obligation of the registrant under any of the
following provisions:

[   ]  Written communications pursuant to Rule 425 under the Securities Act (17
       CFR 230.425)
[   ]  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17
       CFR 240.14a-12)
[   ]  Pre-commencement communications pursuant to Rule 14d-2(b) under the
       Exchange Act (17 CFR 240.14d-2(b))
[   ]  Pre-commencement communications pursuant to Rule 13e-4(c) under the
       Exchange Act (17 CFR 240.13e-4(c))


**Section 1 – Registrant's Business and Operations**

Item 1.01 Entry into a Material Definitive Agreement

     Item 1.01(a) On January 20, 2006, the Board of Directors of the Company
approved a series of amendments to The Washington Post Company Incentive
Compensation Plan (the "Plan"). The primary purpose of the changes to the Plan
was to give the Compensation Committee of the Company greater flexibility in
making special restricted stock grants outside of the normal Award Cycle
provided in the Plan prior to its amendment.  There were additional amendments

to the Plan which eliminate the right of an employee whose employment terminated prior to the completion of two years of an Award Cycle by reason of death, disability or retirement at normal retirement age from having an automatic right to receive a prorata portion of a grant under the Plan.  There also were amendments related to the treatment of participants who are on certain types of unpaid leaves of absence with respect to the vesting and payout of grants of restricted stock and performance units under the Plan, as well as certain other non-material procedural and administrative amendments to the Plan.


**Section 9 - Financial Statements and Exhibits**

Item 9.01 Financial Statements and Exhibits

    Item 9.01(c) Exhibits

    Exhibit No.          Description

    10.1                The Washington Post Company Incentive Compensation Plan as adopted January 20, 2006


SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                    The Washington Post Company
                          (Registrant)

Date January 23, 2006              /s/ Diana M. Daniels

                          (Signature)
                        Diana M. Daniels
          Vice President, General Counsel &
                        Secretary


EXHIBIT INDEX


Exhibit No.      Description


Exhibit 10.1      The Washington Post Company Incentive Compensation Plan as adopted January 20, 2006